Exhibit 99.1

GERDAU S.A. and subsidiaries Quarterly Results - 2Q12	08/02/2012

Mission

To create value for our customers, shareholders, employees and communities by operating as a sustainable steel business.

Vision

To be a global organization and a benchmark in any business we conduct.

Values

Be the CUSTOMER’s choice
SAFETY above all
Respected, engaged and fulfilled EMPLOYEES
Pursuing EXCELLENCE with SIMPLICITY
Focus on RESULTS
INTEGRITY with all stakeholders
Economic, social and environmental SUSTAINABILITY

Gerdau is the leading producer of long steel in the Americas and one of the largest suppliers of special long steel in the world. With over 45,000 workers, industrial operations in 14 countries in the Americas, Europe and Asia, and combined annual production capacity of over 25 million tonnes. Gerdau is the largest recycler in Latin America and, in the world, transforms millions of tonnes of scrap into steel every year, and works to strengthen its commitment to sustainable development in the various regions where it has operations. With over 140,000 shareholders, Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

Highlights in the Second Quarter of 2012

	2nd Quarter		2nd Quarter		Variation	1st Quarter		Variation	1st Half		1st Half		Variation
Key Information	2012		2011		2Q12/2Q11	2012		2Q12/1Q12	2012		2011		1H12/1H11
Production (1,000 tonnes)
Crude Steel (slabs/blooms/billets)	5,046		5,123		-2%	4,940		2%	9,986		9,872		1%
Shipments (1,000 tonnes)	4,778		4,897		-2%	4,725		1%	9,503		9,607		-1%
Net Sales (R$ million)	9,975		9,010		11%	9,199		8%	19,174		17,374		10%
EBITDA (R$ million)	1,244		1,309		-5%	1,008		23%	2,252		2,411		-7%
Net Income (R$ million)	549		503		9%	397		38%	946		912		4%
Gross Margin	14%		16%			12%			13%		15%
EBITDA Margin	12%		15%			11%			12%		14%
Shareholders’ Equity (R$ million)	28,422		24,506			26,742			28,422		24,506
Total Assets (R$ million)	53,346		45,036			49,628			53,346		45,036
Gross Debt / Total Capitalization (1)	34%		33%			33%			34%		33%
Net Debt / Total Capitalization (2)	29%		24%			27%			29%		24%
Gross Debt / EBITDA (3)	3.3	x	2,7	x		3,0	x		3.3	x	2,7	x
Net Debt / EBITDA (3)	2.6	x	1,7	x		2,2	x		2.6	x	1,7	x

(1) Total capitalization = shareholders’ equity + gross debt

(2) Total capitalization = shareholders’ equity + net debt

(3) EBITDA in last 12 months

World steel market

Steel Industry Production	2nd Quarter	2nd Quarter	Variation	1st Quarter	Variation	1st Half	1st Half	Variation
(Million tons)	2012	2011	2Q12/2Q11	2012	2Q12/1Q12	2012	2011	1H12/1H11
Crude Steel
Brazil	8.7	9.3	-6%	8.7	0%	17.4	17.8	-2%
North America (except Mexico)	26.6	24.9	7%	26.7	0%	53.3	49.3	8%
Latin America (except Brazil)	8.4	8.3	1%	7.9	6%	16.3	16.4	-1%
China	183.0	180.6	1%	174.2	5%	357.2	350.7	2%
Other	163.4	163.1	0%	159.3	3%	322.7	326.0	-1%
Total(1)	390.1	386.2	1%	376.8	4%	766.9	760.2	1%

Source: Worldsteel and Gerdau

(1) Figures represent approximately 98% of total production in 62 countries.

•      World steel production grew slightly in 2Q12 compared to 2Q11 (see table above). All regions where Gerdau has operations recorded recoveries in production levels, except Brazil, given its lower production of flat steel. China remained an important player in the international market, accounting for 47% of world steel production. Average capacity utilization in the world steel industry stood at 80% in June 2012. Compared to 1Q12, production in all regions remained stable or registered growth, signaling relative stability in global apparent steel consumption.

•      On April 27, 2012, the World Steel Association released its latest Short Range Outlook containing forecasts for global apparent steel consumption in the next two years. Worldsteel forecasts growth in world steel consumption of 3.6% for 2012 and 4.5% for 2013. However, there was a downward revision in the forecast for world steel consumption in 2012, mainly due to the economic crisis in Europe and the slower growth in China. Worldsteel estimates that by 2013, apparent steel consumption in developed countries will still be approximately 14% below 2007 levels, while consumption in the same year in emerging and developing economies will be 45% higher than in 2007. Based on forecasts for 2013, emerging and developing economies will account for close to 73% of world steel demand in the period, compared to 61% in 2007.

Gerdau’s performance in the second quarter of 2012

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, which are fully aligned with the international accounting standards issued by the Accounting Pronouncement Committee (CPC).

The information in this report does not include data for jointly controlled entities and associate companies, except where stated otherwise.

Business operations

The information in this report is presented in accordance with Gerdau’s corporate governance, as follows:

•      Brazil (Brazil BO) — includes the operations in Brazil (except special steel) and the metallurgical coal and coke operation in Colombia.

•      North America (North America BO) — includes all operations in North America, except Mexico and special steel.

•      Latin America (Latin America BO) — includes all Latin American operations, except the operations in Brazil and the metallurgical coal and coke operations in Colombia.

•      Special Steel (Special Steel BO) — includes the special steel operations in Brazil, Spain, United States and India.

Crude steel production

Production	2nd Quarter	2nd Quarter	Variation	1st Quarter	Variation	1st Half	1st Half	Variation
(1,000 tons)	2012	2011	2Q12/2Q11	2012	2Q12/1Q12	2012	2011	1H12/1H11
Crude Steel (slabs, blooms and billets)
Brazil	1,825	1,969	-7%	1,751	4%	3,576	3,691	-3%
North America	1,842	1,802	2%	1,899	-3%	3,741	3,573	5%
Latin America	518	446	16%	470	10%	988	876	13%
Special Steels	861	906	-5%	820	5%	1,681	1,732	-3%
Total	5,046	5,123	-2%	4,940	2%	9,986	9,872	1%

•      On a consolidated basis, the decrease in production in 2Q12 compared to 2Q11 was mainly due to the performance of the Brazil BO, which was still impacted by the Usina Açominas operations due to the heavy rains in the state of Minas Gerais during 1Q12. On the other hand, strong demand in the Latin America BO supported higher production in these operations.

•      Compared to 1Q12, consolidated production was higher, driven by the strong demand in the domestic market in the Brazil BO. To a lesser degree, the Latin America and Special Steel BOs also benefitted from stronger demand. On the other hand, the North America BO registered lower production due to weaker demand in the period.

Crude Steel Production

(in thousands of tonnes)

Shipments

Consolidated Shipments(1)	2nd Quarter	2nd Quarter	Variation	1st Quarter	Variation	1st Half	1st Half	Variation
(1,000 tonnes)	2012	2011	2Q12/2Q11	2012	2Q12/1Q12	2012	2011	1H12/1H11
Brazil (2)	1,916	1,958	-2%	1,778	8%	3,694	3,776	-2%
Domestic Market	1,418	1,288	10%	1,269	12%	2,687	2,460	9%
Exports	498	670	-26%	509	-2%	1,007	1,316	-23%
North America	1,593	1,681	-5%	1,752	-9%	3,345	3,326	1%
Latin America	685	644	6%	671	2%	1,356	1,282	6%
Special Steel	731	798	-8%	698	5%	1,429	1,537	-7%
Eliminations and Adjustments	(147)	(184)		(174)		(321)	(314)
Consolidated	4,778	4,897	-2%	4,725	1%	9,503	9,607	-1%

(1) - Excludes shipments  to subsidiaries

(2) - Excludes coke shipments

•      The lower consolidated shipments in 2Q12 compared to 2Q11 reflected the decrease in all Business Operations, with the exception of the growth observed in the Latin America BO. In the Brazil BO, the decrease in shipments was due to the export market, given the repercussions of the European crisis on the world economy. On the other hand, Brazil’s domestic market grew in the period, driven by the strong demand for long steel from the construction industry. Loans to homebuyers and builders under the Housing Finance System (SFH), for example, grew by 17% in June 2011 to May 2012 compared to the previous 12-month period, according to the Central Bank of Brazil. In the North America BO, the reduction in long steel shipments reflected the bringing forward of demand due to the region’s milder winter, which is corroborated by the relative stability in shipments between 1H12 and 1H11. Excluding this seasonal factor, demand from the industrial and energy sectors remained solid, while the nonresidential construction sector showed gradual recovery. The Purchasing Managers Index (PMI) from the Institute for Supply Management (ISM), the main indicator for U.S. industrial production, averaged 52.7% in 2Q12, with a reading above 50% indicating growth. Based on data from the United States Census Bureau, nonresidential construction spending grew 20% in 2Q12 from the year-ago quarter to reach US$75 billion, driven by increased construction of industrial warehouses and commercial buildings. The lower shipments in the Special Steel BO reflected the reductions at the units in Brazil and Spain. In Brazil, shipments continued to be impacted by the bringing forward of heavy vehicle production that occurred in late 2011, ahead of the new Euro 5 regulations for diesel engines that took effect in 2012. In Spain, the lower special steel shipments reflected the effects from Europe’s sovereign debt crisis. In contrast, the Latin America BO registered growth in shipments, led by Peru and Chile, driven by strong construction demand in these two countries.

•      Compared to 1Q12, consolidated shipments registered slight growth. In the Brazil BO, the main driver was the strong demand for long steel from the construction industry, with shipments to the domestic market registering a growth. In the North America BO, shipments were lower, reflecting the move to bring forward demand in 1Q12, when the business operations set the highest shipments since the 2008 crisis period. In the Special Steel BO, the growth in shipments was driven by the recovery in demand at the units in Brazil spurred by the government incentives for the automotive industry.

Consolidated Shipments

(excludes shipments to subsidiaries)

Net sales

Net Sales	2nd Quarter	2nd Quarter	Variation	1st Quarter	Variation	1st Half	1st Half	Variation
(R$ million)	2012	2011	2Q12/2Q11	2012	2Q12/1Q12	2012	2011	1H12/1H11
Brazil	3,724	3,582	4%	3,220	16%	6,944	6,769	3%
Domestic Market	3,113	2,720	14%	2,700	15%	5,813	5,063	15%
Exports(1)	611	862	-29%	520	18%	1,131	1,706	-34%
North America	3,184	2,690	18%	3,141	1%	6,325	5,318	19%
Latin America	1,274	958	33%	1,149	11%	2,423	1,908	27%
Special Steel	2,070	2,032	2%	1,855	12%	3,925	3,785	4%
Eliminations and Adjustments	(277)	(252)		(166)		(443)	(406)
Consolidated	9,975	9,010	11%	9,199	8%	19,174	17,374	10%

(1) - Includes net sales from coke shipments

•      In 2Q12, consolidated net sales grew in relation to 2Q11, reflecting the increase in net sales per tonne shipped at all business operations. In the Latin America BO, the growth in net sales was also driven by the higher shipments in the period. In the others Business Operations, the increase in net sales per tonne shipped more than offset the decrease in shipments. Specifically in the domestic market of the Brazil BO, the main driver of net sales growth was the higher shipments in the period.

•      Compared to 1Q12, consolidated net sales also registered growth, mainly due to the increase in net sales per tonne shipped. In the Brazil BO, net sales growth was explained by the higher shipments in the domestic market and the increase in net sales per tonne sold in both markets. In the North America BO, the increase in net sales per tonne shipped more than offset the lower shipments. In the North America and Special Steel BOs, net sales growth was due to both the higher shipments and the increase in net sales per tonne shipped.

Cost of goods sold and gross margin

		2nd Quarter	2nd Quarter	Variation	1st Quarter	Variation	1st Half	1st Half	Variation
Cost of Goods Sold and Gross Margin		2012	2011	2Q12/2Q11	2012	2Q12/1Q12	2012	2011	1H12/1H11

Brazil	Net sales (R$ million)	3,724	3,582	4%	3,220	16%	6,944	6,769	3%
	Cost of goods sold (R$ million)	(3,114)	(2,955)	5%	(2,793)	11%	(5,907)	(5,654)	4%
	Gross profit (R$ million)	610	627	-3%	427	43%	1,037	1,115	-7%
	Gross margin (%)	16%	18%		13%		15%	16%
North America	Net sales (R$ million)	3,184	2,690	18%	3,141	1%	6,325	5,318	19%
	Cost of goods sold (R$ million)	(2,833)	(2,376)	19%	(2,806)	1%	(5,639)	(4,697)	20%
	Gross profit (R$ million)	351	314	12%	335	5%	686	621	10%
	Gross margin (%)	11%	12%		11%		11%	12%
Latin America	Net sales (R$ million)	1,274	958	33%	1,149	11%	2,423	1,908	27%
	Cost of goods sold (R$ million)	(1,161)	(837)	39%	(1,035)	12%	(2,196)	(1,655)	33%
	Gross profit (R$ million)	113	121	-7%	114	-1%	227	253	-10%
	Gross margin (%)	9%	13%		10%		9%	13%
Special Steel	Net sales (R$ million)	2,070	2,032	2%	1,855	12%	3,925	3,785	4%
	Cost of goods sold (R$ million)	(1,731)	(1,671)	4%	(1,617)	7%	(3,348)	(3,181)	5%
	Gross profit (R$ million)	339	361	-6%	238	42%	577	604	-4%
	Gross margin (%)	16%	18%		13%		15%	16%
Eliminations and Adjustments	Net sales (R$ million)	(277)	(252)		(166)		(443)	(406)
	Cost of goods sold (R$ million)	289	233		159		448	381
	Gross profit (R$ million)	12	(19)		(7)		5	(25)
Consolidated	Net sales (R$ million)	9,975	9,010	11%	9,199	8%	19,174	17,374	10%
	Cost of goods sold (R$ million)	(8,550)	(7,606)	12%	(8,092)	6%	(16,642)	(14,806)	12%
	Gross profit (R$ million)	1,425	1,404	1%	1,107	29%	2,532	2,568	-1%
	Gross margin (%)	14%	16%		12%		13%	15%

•      In 2Q12 compared to 2Q11, the increase in cost of goods sold on a consolidated basis mainly reflects the higher raw material costs. The increase in raw material costs outpaced the increase in net sales per tonne shipped, leading to a decrease in gross margin at all business operations. In the Brazil BO, the higher cost of goods sold was impacted, especially at the start of 2Q12, by the effects from the heavy rains that occurred at the start of the year in Minas Gerais. In the Latin America BO, the higher operating costs observed in Argentina, Colombia and Peru resulted in a decrease in gross margin.

•      In 2Q12 compared to 1Q12, the increase of two percentage points in consolidated gross margin was due to the better performance of the Brazil and Special Steel BOs. In the Brazil BO, the gross margin expansion reflects the lower impact from the heavy rains in Minas Gerais compared to 1Q12 and the increase in net sales per tonne shipped. In the Special Steel BO, the increase in gross margin was driven primarily by the higher shipments in Brazil.

Selling, general and administrative expenses

SG&A Expenses	2nd Quarter	2nd Quarter	Variation	1st Quarter	Variation	1st Half	1st Half	Variation
(R$ million)	2012	2011	2Q12/2Q11	2012	2Q12/1Q12	2012	2011	1H12/1H11
Selling expenses	149	157	-5%	132	13%	281	295	-5%
General and administrative expenses	487	432	13%	467	4%	954	873	9%
Total	636	589	8%	599	6%	1,235	1,168	6%
Net sales	9,975	9,010	11%	9,199	8%	19,174	17,374	10%
% of net sales	6%	7%		7%		6%	7%

•      Selling, general and administrative expenses as a ratio of net sales decreased in 2Q12 compared to the periods shown in the table above, which reflected the growth in net sales driven by the increase in net sales per tonne shipped.

Equity income

•      The jointly controlled entities and associate companies, whose results are calculated using the equity method, recorded steel shipments of 284,000 tonnes in 2Q12, based on their respective equity interests, for net sales of R$471 million.

•      Based on the performance of these companies, equity income was negative R$14 million in 2Q12, compared to positive R$46 million in 2Q11 and R$31 million in 1Q12.

EBITDA

Breakdown of Consolidated EBITDA (1)	2nd Quarter	2nd Quarter	Variation	1st Quarter	Variation	1st Half	1st Half	Variation
(R$ million)	2012	2011	2Q12/2Q11	2012	2Q12/1Q12	2012	2011	1H12/1H11
Net Income	549	503	9%	397	38%	946	912	4%
Net Financial Result	335	217	54%	97	245%	432	388	11%
Provision for Income Tax and Social Contribution	(99)	158	—	76	—	(23)	232	—
Depreciation and Amortization	459	431	6%	438	5%	897	879	2%
EBITDA	1,244	1,309	-5%	1,008	23%	2,252	2,411	-7%
EBITDA Margin	12%	15%		11%		12%	14%

(1) Includes the result of jointly controlled entities and associate companies, according to the equity income method.

Note: EBITDA is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered as an alternative to cash flow as an indicator of liquidity. EBITDA is not standardized and therefore cannot be compared with EBITDA of other companies.

Reconciliation of Consolidated EBITDA	2nd Quarter	2nd Quarter	1st Quarter	1st Half	1st Half
(R$ million)	2012	2011	2012	2012	2011
EBITDA (1)	1,244	1,309	1,008	2,252	2,411
Depreciation and Amortization	(459)	(431)	(438)	(897)	(879)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES(2)	785	878	570	1,355	1,532

(1) Non-accounting measurement adopted by the Company

(2) Accounting measurement disclosed in consolidated Statements of Income

EBITDA	EBITDA Margin

		2nd Quarter	2nd Quarter	Variation	1st Quarter	Variation	1st Half	1st Half	Variation
EBITDA by Business Operation		2012	2011	2Q12/2Q11	2012	2Q12/1Q12	2012	2011	1H12/1H11
Brazil	EBITDA (R$ million)	589	567	4%	411	43%	1,000	1,070	-7%
	EBITDA margin (%)	16%	16%		13%		14%	16%
North America	EBITDA (R$ million)	328	352	-7%	330	-1%	658	683	-4%
	EBITDA margin (%)	10%	13%		11%		10%	13%
Latin America	EBITDA (R$ million)	70	121	-42%	92	-24%	162	237	-32%
	EBITDA margin (%)	5%	13%		8%		7%	12%
Special Steel	EBITDA (R$ million)	362	365	-1%	260	39%	622	617	1%
	EBITDA margin (%)	17%	18%		14%		16%	16%
Eliminations and Adjustments	EBITDA (R$ million)	(105)	(96)		(85)		(190)	(196)
Consolidated	EBITDA (R$ million)	1,244	1,309	-5%	1,008	23%	2,252	2,411	-7%
	EBITDA margin (%)	12%	15%		11%		12%	14%

•      Consolidated EBITDA (earnings before interest, tax, depreciation and amortization) and EBITDA margin decreased in 2Q12 compared to 2Q11, due to: the increases in raw material costs, which outpaced the increase in net sales per tonne shipped; the increase in general and administrative expenses; and the decrease in equity income.

•      In the Brazil BO, which accounted for 44% of consolidated EBITDA in the period, EBITDA margin was stable compared to 2Q11. The North America and Latin America BOs accounted for 24% and 5%, respectively, of consolidated EBITDA, with margins at both operations decreasing compared to 2Q11, due to the increases in costs, the increase in general and administrative expenses and the decrease in equity income in the period. In the Special Steel BO, which accounted for 27% of consolidated EBITDA in 2Q12, EBITDA margin decreased slightly from 2Q11.

•      In 2Q12 compared to 1Q12, consolidated EBITDA and EBITDA margin increased, driven by the better performances at the Brazil and Special Steel BOs, due to the reasons explained in the section “Cost of goods sold and gross margin”.

Financial result

Financial Result	2nd Quarter	2nd Quarter	Variation	1st Quarter	Variation	1st Half	1st Half	Variation
(R$ million)	2012	2011	2Q12/2Q11	2012	2Q12/1Q12	2012	2011	1H12/1H11
Financial Income	100	107	-7%	81	23%	181	165	10%
Financial Expenses	(241)	(254)	-5%	(223)	8%	(464)	(509)	-9%
Exchange variation, net	(196)	—	—	56	—	(140)	26	—
Exchange variation on net investment hedge	(157)	—	—	—	—	(157)	—	—
Exchange variation - other lines	(39)	—	—	56	—	17	26	-35%
Gains (losses) on financial instruments, net	2	(70)	—	(11)	—	(9)	(70)	-87%
Financial Result	(335)	(217)	54%	(97)	245%	(432)	(388)	11%

•      In accordance with IFRS, the Company has designated the bulk of its debt in foreign currency contracted by companies in Brazil as a hedge for a portion of the net investments in subsidiaries located abroad. As a result, the effects from exchange variation gains or losses on this debt were fully recognized in shareholders’ equity, while the tax effects (income tax) were recognized in income. As of April 1, 2012, to neutralize the volatility in net income, given that income tax is levied on the total exchange variation of the debt as from Brazil, the Company opted to change the amount of this debt designated as hedge. Therefore, the exchange variation on the amount of US$1.9 billion continues to be recognized in shareholders’ equity, while the exchange variation on the portion of US$0.8 million is now recognized in income.

•      In 2Q12 compared to 2Q11 and 1Q12, the increase in financial expenses mainly reflects the impact of exchange variation (R$157 million) on the US$0.8 billion in debt contracted from Brazil. Another important factor was the R$70 million loss recorded in 2Q11 due to the prepayment of interest rate swaps, which impacted the comparison with 2Q12.

Net income

Net Income	2nd Quarter	2nd Quarter	Variation	1st Quarter	Variation	1st Half	1st Half	Variation
(R$ million)	2012	2011	2Q12/2Q11	2012	2Q12/1Q12	2012	2011	1H12/1H11
Income before taxes (1)	450	661	-32%	473	-5%	923	1,144	-19%
Income and social contribution taxes (IR/CS)	99	(158)	—	(76)	—	23	(232)	—
IR/CS on net investment hedge	157	(54)	—	(43)	—	114	(84)	—
IR/CS - other lines	(58)	(104)	-44%	(33)	76%	(91)	(148)	-39%
Consolidated Net Income (1)	549	503	9%	397	38%	946	912	4%

(1) Includes the results of jointly controlled entities and associate companies based on the equity income method.

•      Consolidated net income improved in 2Q12 compared to 2Q11, despite the impact from the recognition of a nonrecurring loss due to the prepayment of interest swaps in the amount of R$70 million. In addition, as described in the section “Financial Result”, all the impacts from exchange variation on the foreign-denominated debt contracted by the companies in Brazil were neutralized (positive R$157 million on income tax neutralized by the negative R$157 million on financial expenses), which did not occur in prior quarters (negative impact of R$54 million in 2Q11).

•      Compared to 1Q12, consolidated net income increased in 2Q12, mainly due to the higher operating income and the lack of the neutralization of exchange variation impacts as mentioned above (negative impact of R$43 million in 1Q12).

Dividends

•      The companies Metalúrgica Gerdau S.A. and Gerdau S.A., based on the results in 2Q12, approved the prepayment of the minimum mandatory dividend for fiscal year 2012, as shown below:

•          Payment date: August 23, 2012

•          Record date: Shareholding position on August 13, 2012

•          Ex-dividend date: August 14, 2012

•          Metalúrgica Gerdau S.A.

•          R$52.8 million (R$0.13 per share)

•          Gerdau S.A.

•          R$153.2 million (R$0.09 per share)

Investments

•      In 2Q12, investments in fixed assets totaled R$850 million, bringing total investments in the first six months of the year to R$1.5 billion. Of the total invested in the quarter, 78% was allocated to units in Brazil and the remaining 22% to units in other countries.

•      Investments in fixed assets planned for the period from 2012 to 2016 are estimated at R$10.3 billion and include both strategic and maintenance investments. Note, however, that the Company may adopt greater selectivity when assessing projects and greater flexibility in the disbursement schedule, while still taking advantage of any opportunities that emerge in the market.

•      In Brazil, a flat steel rolling mill to produce coiled hot-rolled strips is scheduled to begin operations by year-end 2012 at Gerdau Açominas (MG), which will be the Company’s first mill of this type in Brazil. With annual production capacity of 770,000 tonnes, the mill will meet demand from the oil, shipping, construction (metal construction) and heavy equipment (machinery and tools) industries.

•     Gerdau is also moving forward in its investments to reach self-sufficiency in iron ore, with a target of reaching annual production capacity of 11.5 million tonnes by 2014. Progress is also being made on the project to commercially explore surplus iron ore production, which is still in the phase of identifying a strategic partner.

•      Additionally, Gerdau is resuming its R$1.1 billion project to build a plant in Mexico (through the joint venture Gerdau Corsa) focused on producing structural profiles, with annual production capacity of 1 million tonnes of steel and 700,000 tons of rolled products. The investment will allow clients to substitute their imports of these products into Mexico, with the plant’s commissioning scheduled for the second half of 2014.

•      In India, Gerdau will start operations this month at its blast furnace with annual production capacity of 350,000 tonnes. In the second stage of the investments,  will begin the operation of the new special steel rolling mill with annual production capacity of 300,000 tonnes. The Company is continuing its investments in the project to build a coking coal plant and in the area of power generation.

Cash conversion cycle and working capital

•      In June 2012, the cash conversion cycle (working capital divided by daily net sales in the quarter) increased by 4 days in relation to March 2012. The increase was due to the growth of 13% in working capital, which was basically driven by the impacts from exchange variation on inventories and on foreign accounts receivable. This compares with the increase of 8% in net sales in 2Q12 compared to 1Q12.

Financial liabilities

Indebtedness
(R$ million)	6.30.2012	12.31.2011
Current	2,971	1,757
Local Currency (Brazil)	1,003	821
Foreign Currency (Brazil)	333	243
Companies abroad	1,635	693
Non-current	11,921	11,927
Local Currency (Brazil)	1,947	2,383
Foreign Currency (Brazil)	6,855	6,462
Companies abroad	3,119	3,082
Gross Debt	14,892	13,684
Cash, cash equivalents and investments	3,165	4,578
Net Debt	11,727	9,106

•      Net debt (gross debt less cash) increased by 29% from December 31, 2011 to June 30, 2012, driven basically by the decrease in cash and the increase in gross debt.

•      The decrease in cash (cash, cash equivalents and financial investments) was mainly due to the debt payments made in 1Q12 and the higher working capital requirements during the first six months of the year. Of this cash, 27% was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

•      On June 30, 2012, the composition of gross debt was 20% denominated in Brazilian real, 48% in foreign currency contracted by companies in Brazil and 32% in a variety of currencies contracted by subsidiaries abroad. Of the total debt, 20% was short-term and 80% was long-term. Gross debt increased by 9% from December 31, 2011, mainly due to the effects of exchange variation on foreign-denominated debt in the period.

•      On June 30, 2012, the nominal weighted average cost of gross debt was 5.9%, or 7.3% for the portion denominated in Brazilian real, 5.7% plus exchange variation for the portion in U.S. dollar contracted by companies in Brazil and 5.6% for the portion contracted by subsidiaries abroad.

Gross Debt
(R$ billion)

•      The amortization schedule for the Company’s debt, including debentures, as of June 30, 2012 is shown below:

Current	R$ million
3rd quarter of 2012	1,111
4th quarter of 2012	736
1st quarter of 2013	216
2nd quarter of 2013	908
Total	2,971

Non-current	R$ million
2013 (second half)	763
2014	1,282
2015	600
2016	286
2017 and after	8,990
Total	11,921

•      The Company’s main debt indicators as of June 30, 2012 are shown below:

Indicators	6.30.2012		12.31.2011
Gross debt / Total capitalization (1)	34%		34%
Net debt / Total capitalization (2)	29%		25%
Gross debt / EBITDA (3)	3.3	x	2.9	x
Net debt / EBITDA (3)	2.6	x	2.0	x
EBITDA (3) / Financial expenses (3)	4.5	x	4.3	x
EBITDA (3) / Net financial expenses (3)	8.4	x	7.4	x

(1) - Total capitalization = shareholders’ equity + gross debt
(2) - Total capitalization = shareholders’ equity + net debt
(3) - Over the last 12 months

Corporate governance

Investor Relations receives Honorable Mention in the IR Magazine Awards Brazil 2012

•      In the IR Magazine Awards Brazil 2012, Gerdau’s investor relations work in 2011 was considered one of the five best in the categories Grand Prix Best IR Programs (Large Caps), Best IR Website (Large Caps) and Best Annual Report. The awards are sponsored by IR Magazine jointly with Revista RI and the Brazilian Investor Relations Institute (IBRI) and are based on a survey conducted with investors and capital market analysts.

Gerdau steel helps projects in Colombia obtain green certification

•      Because ferrous scrap makes up the bulk of its raw materials, the Gerdau steel made in Colombia (through the company Diaco) for use in the building industry helps construction projects obtain certification in accordance with the Leadership in Energy and Environmental Design (LEED) rating system. LEED certification is awarded by the U.S. Building Council and by the Colombia Building Council with the objective of contributing to the creation of projects that are energy efficient, durable and ecologically and economically viable.

Gerdau announces new Chief Financial Officer

•      Gerdau announces that its Chief Financial and Investor Relations Officer and member of the Company’s Executive Committee, Osvaldo Burgos Schirmer, will retire on December 31 of this year, after 26 years of service to the Company. As of January 2013, the position will be held by

André Pires de Oliveira Dias, currently Chief Financial Officer at the Long Steel North America Business Operation based in Tampa, Florida. Upon his investiture, Mr. André Pires will also become a member of Gerdau’s Executive Committee.

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risk, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate and existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands of  Brazilian Reais (R$)

	June 30, 2012	December 31, 2011
CURRENT ASSETS
Cash and cash equivalents	1,664,071	1,476,599
Short-term investments
Held for Trading	1,493,742	3,095,359
Available for sale	6,868	6,290
Trade accounts receivable - net	4,509,605	3,602,748
Inventories	9,365,626	8,059,427
Tax credits	869,140	815,983
Unrealized gains on financial instruments	638	140
Other current assets	261,404	262,603
	18,171,094	17,319,149

NON-CURRENT ASSETS
Tax credits	116,603	389,035
Deferred income taxes	2,099,502	1,547,967
Related parties	83,889	111,955
Judicial deposits	813,963	713,480
Other non-current assets	193,051	201,989
Prepaid pension cost	530,583	533,740
Advance for capital increase in jointly-controlled entity	116,718	65,254
Investments in associates and jointly-controlled entities	1,578,730	1,355,291
Other investments	16,367	19,366
Goodwill	9,869,739	9,155,789
Other Intangibles	1,349,822	1,273,708
Property, plant and equipment, net	18,406,219	17,295,071
	35,175,186	32,662,645

TOTAL ASSETS	53,346,280	49,981,794

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands of  Brazilian Reais (R$)

	June 30, 2012	December 31, 2011
CURRENT LIABILITIES
Trade accounts payable	3,527,405	3,212,163
Short-term debt	2,970,591	1,715,305
Debentures	—	41,688
Taxes payable	653,169	591,983
Payroll and related liabilities	627,728	617,432
Dividends payable	—	136,391
Environmental liabilities	27,365	31,798
Unrealized losses on financial instruments	9,296	314
Other current liabilities	435,025	429,927
	8,250,579	6,777,001

NON-CURRENT LIABILITIES
Long-term debt	11,296,636	11,182,290
Debentures	624,345	744,245
Related parties	17	6
Deferred income taxes	1,764,129	1,858,725
Unrealized losses on financial instruments	7,977	5,013
Provision for tax, civil and labor liabilities	1,015,977	907,718
Environmental liabilities	46,700	36,621
Employee benefits	1,006,679	1,089,784
Put options on non-controlling interest	572,949	533,544
Other non-current liabilities	338,430	327,044
	16,673,839	16,684,990

EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(277,326)	(237,199)
Legal reserve	407,615	407,615
Stock option	46,676	36,339
Other reserves	461,675	(701,399)
Retained earnings	7,022,910	6,242,932
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	26,910,731	24,997,469

NON-CONTROLLING INTERESTS	1,511,131	1,522,334

EQUITY	28,421,862	26,519,803

TOTAL LIABILITIES AND EQUITY	53,346,280	49,981,794

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of  Brazilian Reais (R$)

	For the three months period ended		For the six months period ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

NET SALES	9,975,430	9,009,867	19,174,872	17,373,658

Cost of sales	(8,550,560)	(7,606,316)	(16,643,455)	(14,805,378)

GROSS PROFIT	1,424,870	1,403,551	2,531,417	2,568,280

Selling expenses	(149,162)	(157,147)	(280,715)	(295,371)
General and administrative expenses	(486,513)	(431,654)	(953,745)	(872,920)
Other operating income	31,348	57,120	72,880	102,449
Other operating expenses	(22,238)	(39,444)	(32,168)	(49,367)
Equity in earnings of unconsolidated companies	(13,554)	45,529	17,331	79,453

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	784,751	877,955	1,355,000	1,532,524

Financial income	100,310	106,606	181,761	164,747
Financial expenses	(240,771)	(253,445)	(464,118)	(508,945)
Exchange variations, net	(196,755)	(202)	(140,915)	25,683
Gain and losses on financial instruments, net	2,127	(69,654)	(9,157)	(69,523)

INCOME BEFORE TAXES	449,662	661,260	922,571	1,144,486

Income and social contribution taxes
Current	(121,985)	(173,399)	(248,716)	(296,959)
Deferred	220,869	15,336	271,307	65,109

NET INCOME	548,546	503,197	945,162	912,636

ATTRIBUTABLE TO:
Owners of the parent	535,846	468,996	905,435	859,799
Non-controlling interests	12,700	34,201	39,727	52,837
	548,546	503,197	945,162	912,636

Basic earnings per share - preferred and common	0.31	0.28	0.53	0.54

Diluted earnings per share - preferred and common	0.31	0.28	0.53	0.54

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of  Brazilian Reais (R$)

	For the six months period ended
	June 30, 2012	June 30, 2011

Cash flows from operating activities
Net income for the period	945,162	912,636
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	897,043	878,436
Equity in earnings of unconsolidated companies	(17,331)	(79,453)
Exchange variation, net	140,915	(25,683)
Losses on financial instruments, net	9,157	69,523
Post-employment benefits	85,269	62,707
Stock based remuneration	18,753	6,537
Income tax	(22,591)	231,850
(Gain) / Loss on disposal of property, plant and equipment and investments	(3,573)	18,540
Allowance for doubtful accounts	19,335	23,373
Provision for tax, labor and civil claims	106,998	79,591
Interest income on investments	(100,193)	(93,569)
Interest expense on loans	390,160	403,864
Interest on loans with related parties	(611)	(2,333)
Provision for net realisable value adjustment in inventory	52,871	24,509
Reversal of net realisable value adjustment in inventory	(24,560)	(63,763)
	2,496,804	2,446,765
Changes in assets and liabilities:
Increase in trade accounts receivable	(676,806)	(850,533)
Increase in inventories	(911,159)	(414,971)
Increase in trade accounts payable	98,391	1,071,055
Increase in other receivables	(414,672)	(59,455)
(Decrease) Increase in other payables	(3,642)	109,248
Distributions from jointly-controlled entities	34,038	28,930
Purchases of trading securities	(1,058,586)	(3,654,143)
Proceeds from maturities and sales of trading securities	2,761,614	1,946,400
Cash provided by operating activities	2,325,982	623,296

Interest paid on loans and financing	(333,037)	(391,402)
Income and social contribution taxes paid	(131,085)	(192,824)
Net cash provided by operating activities	1,861,860	39,070

Cash flows from investing activities
Additions to property, plant and equipment	(1,541,373)	(673,022)
Proceeds from sales of property, plant and equipment, investments and other intangibles	7,043	2,018
Additions to other intangibles	(74,285)	(72,810)
Advance for capital increase in jointly-controlled entity	(206,214)	—
Purchases of available for sale securities	—	(723,285)
Proceeds from sales of available for sale securities	—	713,069
Net cash used in investing activities	(1,814,829)	(754,030)

Cash flows from financing activities
Capital Increase	—	3,874,329
Effects of capital decrease in subsidiary	(89,915)	—
Purchase of treasury shares	(43,625)	(66,493)
Dividends and interest on capital paid	(254,722)	(200,016)
Payment of loans and financing fees	—	(3,101)
Proceeds from loans and financing	1,054,230	697,343
Repayment of loans and financing	(630,511)	(3,285,690)
Intercompany loans, net	28,692	(136,814)
Net cash provided by financing activities	64,149	879,558

Exchange variation on cash and cash equivalents	76,292	(43,229)

Increase in cash and cash equivalents	187,472	121,369
Cash and cash equivalents at beginning of period	1,476,599	1,061,034
Cash and cash equivalents at end of period	1,664,071	1,182,403